UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Controlling Shareholder

Nature Wood Group Limited (the “Company”) furnishes this Form 6-K to report a change in its controlling shareholder following the closing of a private share transfer transaction, as described below and in the attached press release.

On October 22, 2025, an aggregate of 114,974,179 ordinary shares, representing approximately 86.82% of the issued and outstanding ordinary shares of the Company, were transferred by certain shareholders (the “Sellers”) to certain purchasers (the “Purchasers”) pursuant to a share purchase agreement dated October 22, 2025 (the “Share Purchase Agreement”). The Company was not a party to the Share Purchase Agreement and did not issue any new shares in connection with the transaction.

Following the completion of the share transfer, TUTU Business Services Limited became the controlling shareholder of the Company.

A copy of the press release issued by the Company on October 22, 2025, announcing the change in controlling shareholder, is attached as Exhibit 99.1 to this Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated October 22, 2025 announcing the change in controlling shareholder

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

	By:	/s/ Hok Pan Se
	Name:	Hok Pan Se
Date: October 22, 2025	Title:	Director